EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

January, February and March 2022

Item 3 News Releases

News releases dated February 10 and February 15, 2022

Item 4 Summary of Material Change

In February 2022, the Company obtained positive results from a preclinical neural plasticity study of BETR-001 in cortical rat neurons, as part of its collaboration with the laboratory of Dr. Argel Aguilar-Valles at Carleton University’s (Carleton) Department of Neuroscience (https://carleton.ca/neuroscience/profile/argel-aguilar-valles/). Atrophy of neurons in the brain plays a critical role in pathophysiology of depression and related disorders. Increased structural plasticity in the brain neurons (mainly prefrontal cortex) has been linked to the sustained antidepressant effects of ketamine and other psychedelic compounds. BetterLife had previously shown the anti-depressant properties of BETR-001 in a rodent chronic variable stress model. The current study demonstrates that treatment of rat embryonic cortical neurons with BETR-001 increases the structural complexity of neurons (dendrite growth and complexity) and therefore, provides evidence of neural plasticity activity of BETR-001. In certain measurements of structural plasticity in neurons, BETR-001 performs better than ketamine in this model.

In February 2022, the Company also announced the launch of its new website, which better presents its mission to develop new and innovative medicines to treat mental health disorders, such as depression and anxiety. The new website can be accessed at https://abetterlifepharma.com/.

On January 31, 2022, the Company issued 50,000 common shares to a third party for services rendered. On March 1, 2022, the Company issued 2,100,000 stock options to officers, directors and a consultant, with exercise price of $0.17 and three year expiry.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 4, 2022

SCHEDULE “A”

BetterLife Launches New Corporate Website

VANCOUVER, British Columbia, February 10, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF/ FRA: NPAU), an emerging biotech company focused on the development and commercialization of 2nd-generation non-hallucinogenic psychedelic analogs for the treatment of neuropsychological disorders, is pleased to announce the launch of its new website. The Company’s newly designed website better presents BetterLife’s mission to develop new and innovative medicines to treat mental health disorders, such as depression and anxiety. The new website can be accessed at https://abetterlifepharma.com/.

“In the past year, our team made significant advancements in development of our lead compounds, BETR-001 and BETR-002. We have obtained solid pre-clinical data to position BETR-001 as a leading candidate for potential treatment of certain mental health disorders affecting millions around the world. The non-hallucinogenic properties of BETR-001, combined with our proprietary non-controlled (scheduled) manufacturing process, allows for faster development and treatment of millions of additional patients. With recent guidance from the FDA, we continue to generate additional data to complete our Investigational New Drug (IND) Application to be submitted second half of this year,” said BetterLife’s Chief Executive Officer, Dr. Ahmad Doroudian.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001 (formerly TD-0148A), which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002 (formerly TD-010), which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit https://abetterlifepharma.com/.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Lead Drug (BETR-001) Promotes Structural Neural Plasticity in Preclinical Model

VANCOUVER, British Columbia, February 15, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of 2nd generation non-hallucinogenic psychedelic analogs for the treatment of neuropsychological disorders, is pleased to announce it has obtained positive results from a preclinical neural plasticity study of BETR-001 in cortical rat neurons, as part of its collaboration with the laboratory of Dr. Argel Aguilar-Valles at Carleton University’s (Carleton) Department of Neuroscience (https://carleton.ca/neuroscience/profile/argel-aguilar-valles/). BETR-001 (2-bromo-LSD, formerly TD-0148A) is a non-hallucinogenic derivative of lysergic acid diethylamide (LSD).

Atrophy of neurons in the brain plays a critical role in pathophysiology of depression and related disorders. Increased structural plasticity in the brain neurons (mainly prefrontal cortex) has been linked to the sustained antidepressant effects of ketamine and other psychedelic compounds. BetterLife had previously shown the anti-depressant properties of BETR-001 in a rodent chronic variable stress model. The current study demonstrates that treatment of rat embryonic cortical neurons with BETR-001 increases the structural complexity of neurons (dendrite growth and complexity) and therefore, provides evidence of neural plasticity activity of BETR-001. In certain measurements of structural plasticity in neurons, BETR-001 performs better than ketamine in this model.

“We are very pleased with these preclinical results as they confirm that BETR-001, an LSD analog, retained the anti-depressant and neural plasticity activity of LSD but without causing hallucination. This is the first evidence that BETR-001 can promote structural plasticity in the prefrontal cortex neurons and gives us confidence on its therapeutic potential in depression and related disorders,” stated BetterLife’s Chief Executive Officer, Dr. Ahmad Doroudian.

Dr. Argel Aguilar-Valles commented, “We are pleased to collaborate with the BetterLife team in demonstrating for the first time the ability of 2-bromo-LSD (BETR-001) to promote neural plasticity. LSD and other psychedelic drugs have been shown to have anti-depressant effects, and non-hallucinogenic derivatives of these drugs such as BETR-001 represent a promising alternative.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001 (formerly TD-0148A), which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore, can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002 (formerly TD-010), which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

About the Department of Neuroscience at Carleton University

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit www.carleton.ca/neuroscience.

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Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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